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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*


                       Standard Brands Paint Company
                              (Name of Issuer)

                      Common Stock, par value $0.01
                       (Title of Class of Securities)


                                85 3156206
                               (CUSIP Number)

                             Arthur W. Broslat
                   Corimon, S.A.C.A., Calle Hans Neumann
                 Edificio Corimon, Los Cortijos de Lourdes
                Caracas, Venezuela 0171  011 (582) 203-5560
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              May 16, 1995
          (Date of Event which Requires Filing of this Statement)
If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- --------------------
CUSIP NO. 85 3156206
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Corimon, S.A.C.A.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [  ]
                                                      (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
            00
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Venezuela
- ------------------------------------------------------------
                                    7.    SOLE VOTING POWER
                                    23,809,982 shares (indirect) (consisting of
                                    15,972,332 shares, 1,529,161 shares upon
                                    conversion of Preferred Stock and 6,308,489
                                    shares upon purchase and conversion of
                                    Preferred Stock)
                                    ----------------------------------------
                     NUMBER OF      8.    SHARED VOTING POWER
                       SHARES                   -0-
                    BENEFICIALLY    ----------------------------------------
                      OWNED BY      9.    SOLE DISPOSITIVE POWER
                        EACH        23,922,342 shares (indirect) (consisting of
                     REPORTING      15,972,332 shares, 1,529,161 shares upon
                       PERSON       conversion of Preferred Stock, 6,308,489
                       WITH         shares upon purchase and conversion of
                                    Preferred Stock and 112,360 shares under
                                    the Libra Put Agreement)
                                    ---------------------------------------
                                    10.   SHARED DISPOSITIVE POWER
                                                -0-

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- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
23,922,342 shares (indirect beneficial ownership) (consisting of 15,972,332 shares, 1,529,161 shares upon conversion of Preferred Stock, 6,308,489 shares upon purchase and conversion of Preferred Stock and 112,360 shares under the Libra Put Agreement)
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                        [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            84.0% (indirect beneficial ownership)
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            HC, CO
____________________________________________________________

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- --------------------
CUSIP NO. 85 3156206
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Corimon International Holdings Limited
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]
                                                      (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
            00
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
- ------------------------------------------------------------
                                    7.    SOLE VOTING POWER
                                    23,809,982 shares (indirect) (consisting of
                                    15,972,332 shares, 1,529,161 shares upon
                                    conversion of Preferred Stock and 6,308,489
                                    shares upon purchase and conversion of
                                    Preferred Stock)
                                    ----------------------------------------
                     NUMBER OF      8.    SHARED VOTING POWER
                       SHARES                   -0-
                    BENEFICIALLY    ----------------------------------------
                      OWNED BY      9.    SOLE DISPOSITIVE POWER
                        EACH        23,922,342 shares (indirect) (consisting of
                     REPORTING      15,972,332 shares, 1,529,161 shares upon
                       PERSON       conversion of Preferred Stock, 6,308,489
                        WITH        shares upon purchase and conversion of
                                    Preferred Stock and 112,360 shares under
                                    the Libra Put Agreement)
                                    ---------------------------------------
                                    10.   SHARED DISPOSITIVE POWER
                                                -0-

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- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
23,922,342 shares (indirect beneficial ownership) (consisting of 15,972,332 shares, 1,529,161 shares upon conversion of Preferred Stock, 6,308,489 shares upon purchase and conversion of Preferred Stock and 112,360 shares under the Libra Put Agreement)
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            84.0% (indirect beneficial ownership)
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            CO
____________________________________________________________

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- --------------------
CUSIP NO. 85 3156206
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Corimon Corporation
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]
                                                      (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
            00
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- ------------------------------------------------------------
                                    7.    SOLE VOTING POWER
                                    23,809,982 shares (indirect) (consisting of
                                    15,972,332 shares, 1,529,161 shares upon
                                    conversion of Preferred Stock and 6,308,489
                                    shares upon purchase and conversion of
                                    Preferred Stock)
                                    ----------------------------------------
                     NUMBER OF      8.    SHARED VOTING POWER
                       SHARES                   -0-
                    BENEFICIALLY    ----------------------------------------
                      OWNED BY      9.    SOLE DISPOSITIVE POWER
                        EACH        23,922,342 shares (indirect) (consisting of
                     REPORTING      15,972,332 shares, 1,529,161 shares upon
                       PERSON       conversion of Preferred Stock, 6,308,489
                        WITH        shares upon purchase and conversion of
                                    Preferred Stock and 112,360 shares under
                                    the Libra Put Agreement)
                                    ---------------------------------------
                                    10.   SHARED DISPOSITIVE POWER
                                                -0-

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- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
23,922,342 shares (consisting of 15,972,332 shares, 1,529,161 shares upon conversion of Preferred Stock, 6,308,489 shares upon purchase and conversion of Preferred Stock and 112,360 shares under the Libra Put
Agreement)
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            84.0%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            CO
____________________________________________________________

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            This Amendment No. 1 to Statement on Schedule 13D ("Amendment
No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), dated February 15, 1995, relating to the Common Stock, $0.01 par value ("Common Stock"), of Standard Brands Paint Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4300 West 190th Street, Torrance, CA 90509. This statement also reflects beneficial ownership of the Common Stock arising from the ownership of, or right to acquire, shares of the 8% cumulative convertible redeemable preferred stock, $0.01 par value ("Preferred Stock") of the Company, which shares are convertible into shares of Common Stock. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

            The Schedule 13D is hereby supplemented, but not replaced, as follows:

Item 4.  Purpose of Transaction.

            Presently Corimon Corporation has the sole power to vote and dispose of 23,809,982 shares, and, under certain circumstances, power to dispose of 112,360 shares, of the Company's Common Stock (including shares of Common Stock issuable upon conversion of, or upon purchase and conversion of, 975,313 shares of Preferred Stock), as more fully described in Item 5 below, by virtue of the consummation of the Restructuring pursuant to the Investment Agreement described in the
Schedule 13D. Corimon Corporation directly owns 15,972,332 shares (or 77.4%) of the outstanding Common Stock. The principal elements of the Restructuring were:

            A. Amendment to the Company's Restated Certificate of Incorporation, which increased the amount of authorized capital stock of the Company, and effected a 1-for-10 reverse stock split ("Reverse Stock Split") pursuant to which each stockholder holds one share of the Company's post-split shares for every ten shares previously held;

            B. Sale to Corimon Corporation of 15,700,496 newly issued shares of the Company's Common Stock, which constitutes approximately 76.1% of the Company's outstanding common stock, for $14 million (such issuance was priced at $0.89 per share (post-Reverse Stock Split), and the $14 million paid by Corimon Corporation was previously advanced in the form of an interim loan);

            C. Exchange of $16 million of the Company's outstanding debt (including approximately $2 million of debt held by Corimon Corporation) into 2,242,928 newly issued shares of Common Stock (at the same price per share as the Corimon Corporation shares under B above) and 1,570,049

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newly issued shares of Preferred Stock (priced at $8.92 per share of the
Preferred Stock and including a conversion price for the Common Stock of $1.11 per share); and

            D. Transfer of 15 of the Company's real estate properties to the real estate liquidating trust established on July 12, 1994 ("Liquidating Property Trust"), in which the Company had a residual interest; release of related long-term debt; and sale of the Company's residual interest in the Liquidating Property Trust to Corimon Corporation and to Fidelity Capital & Income Fund ("FCI"), Kodak Retirement Income Plan Trust Fund ("KRI"), Transamerica Life Insurance and Annuity Co. ("TLIAC"), Transamerica Occidental Life Insurance Co. ("TOLIC"), Sun Life Insurance Company of America ("SAFI") and Anchor National Life Insurance Company ("ANLIC"), for an additional $2 million paid by Corimon Corporation and in consideration of their participation in the Restructuring; in the aggregate as a result of the Restructuring, properties or property interests having a book value as of January 29, 1995 of approximately $84 million were disposed of and consolidated long term debt of approximately $67 million was released.

            Pursuant to the Stockholders Agreement described in the
Schedule 13D, four directors appointed by Corimon Corporation have been elected to the Board of Directors of the Company (out of a total of eight directors). Corimon Corporation currently has the right to appoint seven of the Company's ten directors. Corimon Corporation has not fully exercised such right but may do so in the future. Corimon Corporation, through the directors appointed by it, intends to participate actively in the management of the Company.

            Juan Gramage, one of the directors appointed by Corimon, is currently the General Manager, President and Chief Operating Officer of the Company. He is also the de facto chief executive officer of the Company. After the Company's July 1995 annual stockholders meeting, it is expected that Arthur W. Broslat, a director to be appointed by Corimon, will be the Chairman of the Board of Directors and Chief Executive Officer of the Company.


Item 5.  Interest in Securities of the Company.

            (a) and (b) Pursuant to the Investment Agreement and the Restructuring, Corimon Corporation (1) owns 15,972,332 shares of Common Stock, (2) owns 190,288 shares of Preferred Stock, convertible into 1,529,161 shares of Common Stock, (3) has the right to purchase 785,025 shares of Preferred Stock, convertible into 6,308,489 shares of Preferred Stock, pursuant to the terms of the Preferred Stock and (4) under certain circumstances has the right to direct the disposition of 112,360 shares of Common Stock pursuant to the terms of the Libra Put Agreement described

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below.  Except as described in clause (4), such ownership includes the sole power to vote and dispose of such shares. Based on the foregoing, Corimon Corporation beneficially owns 84.0% of the outstanding shares of Common Stock and 62.1% of the outstanding shares of Preferred Stock.

            (c) Except as set forth herein, no transactions in the Common Stock have been effected during the past 60 days by the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C to the
Schedule 13D.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock and Preferred Stock owned by Corimon Corporation.

            (e)   Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the
         Company.

            The Put Agreement, dated as of May 16, 1995 (the "Libra Put Agreement"), attached hereto as Exhibit 8 and incorporated herein by reference, provides that Libra Investments, Inc. ("Libra") has the right, commencing December 15, 1995 and for a period of two weeks thereafter, to put up to 112,360 shares of Common Stock that they acquired pursuant to the Restructuring, if not previously disposed of, to Corimon, S.A.C.A. at a price of $0.89 per share. In addition, Corimon, S.A.C.A. may make a reasonable written request to Libra as to a plan of disposition for such shares of Common Stock and Libra agrees to use reasonable efforts to comply with such request. Upon disposition of some or all of such shares in accordance with such plan, Corimon, S.A.C.A. will pay to Libra the difference between (x) the net realized price per share (if lower) and
(y) $.89 per share, multiplied by the number of shares disposed of.


Item 7.  Material to be Filed as Exhibits.

            Exhibit 8 Put Agreement between Corimon, S.A.C.A. and Libra Investments, Inc., dated as of May 16, 1995.

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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          CORIMON CORPORATION


                          By:  /s/ Arthur W. Broslat
                              Name:  Arthur W. Broslat
                              Title: Director

                          Date:  May 17, 1995

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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        CORIMON INTERNATIONAL HOLDINGS LIMITED


                        By:  /s/ Arthur W. Broslat
                            Name:  Arthur W. Broslat
                            Title: President

                        Date: May 17, 1995

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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        CORIMON, S.A.C.A.


                        By:  /s/ Arthur W. Broslat
                             Name:  Arthur W. Broslat
                            Title: Executive Vice President

                        By:  /s/ Charles D. Codrea
                            Name:  Charles D. Codrea
                            Title: Vice President and Chief
                                   Financial Officer


                        Date:  May 17, 1995